Notice of meeting

Combined Shareholders’ Meeting

Tuesday June 24, 2014 At 11.00 A.M.

Flamel Technologies S.A. | Flamel.com

CONTENTS

NOTICE & AGENDA	2

HOW TO PARTICIPATE IN THE MEETING	4

Management Report By The Board Of Directors To The Shareholders’ Meeting To Be Held On June 24, 2014	5

APPENDIX 1 TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS	24

APPENDIX 2 REPORT CONCERNING DELEGATIONS MADE TO THE BOARD	25

Biographies of proposed new Board Members	26

Presentation Of The Resolutions - Report By The Board Of Directors To The Combined Shareholders’ Meeting To Be Held On June 24, 2014	28

Proposed Resolutions Presented At The Combined Shareholders’ Meeting To Be Held On June 24, 2014	36

REQUEST FOR ADDITIONAL DOCUMENTS AND INFORMATION	53

Flamel Technologies S.A. | Flamel.com	1

NOTICE & AGENDA

Dear Shareholders,

We are pleased to invite you to attend the Combined Ordinary and Extraordinary General Meeting of Flamel Technologies, SA that will be held on Tuesday, 24th June 2014 at 11:00 am (Paris time), at Company headquarters, located at 33, avenue du Dr Georges Lévy, 69693 Vénissieux, France, in order to deliberate on the following agenda:

Resolutions Within The Competence Of The
Ordinary General Shareholders’ Meeting

1.	Approval of Statutory Accounts for year ended December 31, 2013

2.	Allocation of results

3.	Renewal of Mr Anderson as Director

4.	Renewal of Mr Cerutti as Director

5.	Renewal of Mr Fildes as Director

6.	Renewal of Ambassador Stapleton as Director

7.	Appointment of Mr Navarre as new Director

8.	Appointment of Mr Van Assche as new Director

9.	Renewal of the permanent and deputy statutory auditors

10.	Annual amount of Directors’ attendance fees (jetons de presence)

11.	Approval of agreements referred to in article L.225-38 et seq. of the French Commercial Code

Resolutions Within The Competence Of The
Extraordinary General Shareholders’ Meeting

12.	Authorization to allocate a maximum number of 250,000 free shares for the benefit of the employees of the Group as well as to corporate officers of the Company, which implies waiving of preferential subscription rights of shareholders in favor of the beneficiaries of the said shares

13.	Authorization to allocate a maximum number of 1,700,000 stock options for the benefit of the employees of the Group as well as to corporate officers of the Company, which implies waiving of preferential subscription rights of shareholders on shares issued upon exercise of such options

14.	Authorization to issue of a maximum number of 300,000 stock warrants reserved for a category of persons defined by the fifteenth resolution

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15.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fourteenth resolution to the benefit of a category of persons consisting of the Company’s directors who are neither authorized agents nor employees of the Company, but including the Chairman of the Board of Directors

16.	Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code

17.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the sixteenth resolution to the benefit of a category of persons consisting of employees of the Company

18.	Amendment of the company’s bylaws

19.	Powers for formalities

The present Notice of Meeting includes:

•	the Management Report for Fiscal Year 2013, the presentation of the resolutions by the Board, the draft resolutions submitted to the General Meeting and, more generally, all documents and information referred to in article R. 225-81 of the French Commercial Code (Code de commerce);

•	a form to be used in order to obtain the documents and information referred to in article R. 225-83 of the French Commercial Code (Code de commerce).

A voting form, to be used to vote by post is also attached.

Information about how to participate in the General Meeting is provided hereafter.

Yours sincerely,

ON BEHALF OF THE BOARD OF DIRECTORS

QUORUM REQUIRED UNDER FRENCH LAW

The required quorum for ordinary resolutions is one fifth (20%) of the total outstanding shares. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting, no quorum is required for ordinary resolutions.

The required quorum for extraordinary resolutions is one fourth (25%) of the total outstanding shares with voting rights, upon first call of the shareholders' meeting. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting, which shall take place within two months after the first meeting, the required quorum is one fifth (20%) of the total outstanding shares with voting rights.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON JUNE 24, 2014, SHAREHOLDERS WILL BE INVITED TO VOTE AT A MEETING WHICH WILL BE HELD ON JUNE 30, 2014 ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE.

Flamel Technologies S.A. | Flamel.com	3

HOW TO PARTICIPATE IN THE MEETING

All shareholders and bearers of voting right certificates may take part in the General Meeting by attending the Meeting in person, appointing a proxy of their choosing to represent them or voting by post.

Nevertheless, if you expect to be present at the meeting, please note that shareholders will be admitted to the General Meeting whatever the number of shares they hold provided they are owner of registered shares and their shares have been registered in a share account held by the Company at least one day prior to the date of the meeting.

You will need to provide evidence of share ownership

Holders of registered shares

Holders of registered shares need only register their shares in a registered share account, as specified above, to be able to take part in the General Meeting. Caceis Corporate Trust will therefore issue proof that they are shareholders.

Holders of American Depositary Shares (ADS)

Holders of ADS shall take part in the General Meeting by voting by post provided that their shares have been registered in a bearer share account held by an accredited banking or financial intermediary. The accredited banking or financial intermediary that holds the share account will therefore be responsible for issuing proof that they are shareholders and producing a certificate of share ownership, as specified above, to the General Meeting coordinator (centralisateur), i.e. The Bank of New-York – BNY Mellon.

The record date for ADS Owners entitled to vote at the Combined General Meeting is May 15, 2014.

If you wish to appear and vote at any meeting of the holders of Shares, you must surrender your receipts and become registered on the registry maintained by or on behalf of Flamel Technologies S.A. at least (i) one (1) Paris Business Day prior to the date of the relevant shareholders' meeting to appear and vote at such meeting.

You are requested to cast a postal vote

Your postal voting form or proxy form will be provided by your broker. You must complete and sign the voting form and return it to the General Meeting coordinator via the banking or financial intermediary that holds your share account, along with the certificate of share ownership referred to above.

Voting forms will only be taken into consideration if received by the General Meeting coordinator by June 16, 2014 at the latest.

Any questions related to voting by ADS holders should be addressed directly to your broker.

Flamel Technologies S.A. | Flamel.com	4

Management Report By The Board Of Directors To The Shareholders’ Meeting To Be Held On June 24, 2014

1.	The Company’s activities in 2013	6

2.	Financial Results for 2013	9

3.	Goals and Prospects for the Company for 2014	12

4.	Research and Development activities	13

5.	Share Capital	15

6.	Group Structure	18

7.	Management and Directorship of the Company	19

8.	Important events occurring between the end of the financial year and the date of the present report	23

APPENDIX 1 TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS		24

APPENDIX 2 REPORT CONCERNING DELEGATIONS MADE TO THE BOARD		25

Nota: The auditor reports, the annual financial statements, as well as all documents relating thereto have been made available to you at the Company’s registered office according to legal and regulatory requirements.

The annual financial statements presented to you have been established in accordance with French accounting laws, principles and methods.

Please note that the accounting methods used to prepare these annual financial statements are the same as the ones used for previous financial years.

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1.	The Company’s activities in 2013

1.1.	Overview

Flamel Technologies is a specialty pharmaceutical company with a long history of expertise in drug delivery, focusing on the development of safer and more efficacious formulations, tackling unmet medical needs in the process. The acquisition of Éclat Pharmaceuticals, LLC, or Éclat, in March 13, 2012 has created a more vertically integrated company, benefiting from greater development and commercial expertise, best in class drug delivery platforms and more near-term and mid-term potential value creating catalysts.

Éclat, which has focused on pursuing FDA approvals through the 505(b)(2) regulatory pathway, adds marketing and licensing knowledge of the commercial and regulatory process in the U.S and EU., which we believe will enhance the ability of the Company to identify potential product candidates for development, leverage new opportunities for the application of our drug delivery platforms, and to license and market products in the U.S and EU. By adopting this revised strategy, the Company makes itself less dependent in the future on the often, changing strategies of its partners. Nevertheless, Flamel is still exploring development, supply and licensing opportunities for its drug delivery platforms with carefully selected third parties, but will not rely completely on those partnerships to create revenue and profit opportunities.

Since our acquisition of Éclat, we have implemented an altered business model. The Company is now focusing not only on the development and licensing of versatile, proprietary drug delivery platforms (Micropump® oral sustained release platform and its derivatives LiquiTime® and Trigger Lock™ and, the long acting injectable platform, Medusa™) but also on the development of novel, high-value products based on those delivery platforms, most of which are self-funded, and, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S. acquired from Éclat.

1.2.	Employees

As of 31 December 2013, Flamel employed in full-time 236 people in France and 10 in the United States through its affiliates.

1.3.	Lead products

Bloxiverz™ (Neostigmine Methylsulfate Injection) is the first product approved from the portfolio of Éclat products. Bloxiverz’s NDA was filed in August 2012 and approved by the FDA on May 2013. The launch of Bloxiverz™ (10mL multiple dose vial at 0.5 and 1.0 mg/mL strengths) commenced in July 2013. Bloxiverz™ is a drug used intravenously in the operating room for the reversal of the effects of non-depolarizing neuromuscular blocking agents after surgery. Bloxiverz™ is the first and only FDA-approved version of neostigmine methylsulfate, even though other versions of neostigmine have been on the market as unapproved, grandfathered products under the Food, Drug and Cosmetic Act of 1938. Compared with the remaining unapproved marketed products, Bloxiverz™ has proven and approved safety, efficacy and quality. Today, neostigmine is the most common agent used for the reversal of the effects of other agents used for neuromuscular blocks. There are approximately 5 million vials sold annually in the U.S. The volume of sales of Bloxiverz™ is dependent upon, as per FDA guidance the FDA removing all unapproved products from the market in a timely manner (typically one year post approval) and the Company enjoying a period of defacto exclusivity through the 505(b)(2) approval pathway.

Flamel Technologies S.A. | Flamel.com	6

The lead product using our Micropump technology is Coreg CR®, on which we commenced development with GSK in 2003. Coreg and Coreg CR are the only beta blockers indicated for the treatment of moderate to severe heart failure and left ventricular dysfunction following myocardial infarction. Coreg CR was approved in 2006 and is marketed and sold in the U.S. The supply agreement with GSK for the production of Coreg CR® microparticles was renewed in 2011 and we remain the sole supplier of Coreg CR® microparticles for GSK.  Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR® microparticles over a minimum period of five years. From January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. Revenues generated by Coreg CR® remain a significant portion of our revenue and revenues from GSK contributed to 66% of our revenues in 2013. In 2013, we recognized royalty revenue of $6.8 million. Although the Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010, opening potential generic competition, to date, no generic formulation of Coreg CR has received tentative or final approval.

Flamel has also several important research programs that currently are not partnered.

1.4.	Progress and difficulties encountered

The Company’s business is becoming less dependent on its ability to work with partners in collaborative relationships to develop products using our drug delivery platforms. Indeed, we have now marketed product and products in late stage development that are not dependent on these collaborative relationships. As part of the rationalization of the Company’s products pipeline initiated in 2012, we have continued our efforts to streamline and optimize existing partnerships, as follows:

•	In January 2013: Effective termination of the development and license agreement with Merck Serono (Medusa-based formulation of interferon beta-1a (Rebif));

•	In April 2013: Monetization of our controlled release Micropump-based formulation of aspirin to New Haven Pharmaceuticals (second Micropump-based product approved in EU, noticeably U.K.).

•	In May 2013: Regain control of two drugs that use our Trigger Lock platform that were formerly being developed in partnership with an undisclosed specialty pharmaceutical company; and,

•	In July 2013: Termination of joint development partnerships with Digna Biotech SL (Medusa-based formulations of P144 and P17) and with Theralpha SAS (Medusa-based formulation of THA902).

However, for the time being, most of our revenues come from partnerships. Therefore, as we have in the past, we are still exploring to enter into new partnerships, in particular, with pharmaceutical and biotechnology companies providing new formulation development opportunities (especially, based on partners’ proprietary or controlled therapeutic compounds) and access to complementary expertise (regulatory, medical and commercial). Discussions on potential license and development agreements are typically a long process, but we remain committed to pursuing discussions with potential partners where we believe our strategies are aligned, our technology can provide value to our partner and our partner is in a position to finance the development and commercialization of the target product.

Flamel Technologies S.A. | Flamel.com	7

As in previous years, in 2013 our scientists have been dedicated to executing the research programs signed with our partners and fundamental internal research programs, including those for which we have obtained government funding. The majority of these programs are early stage and pre-clinical programs. We added six internal proprietary products in to our programs in 2013 in addition to our partnered programs and continued fundamental research aimed at improving our drug delivery capabilities and offerings. These novel product opportunities have been identified as a result of the commercial and marketing expertise residing within our US operations and their feasibility is being assessed using our proprietary technology and expertise residing in our French operations.

We raised debt financing in February 2013 and December 2013 to support the development, regulatory approval and, if approved, commercial launch, of products currently under development by Éclat.

As a part of its research and development, or R&D program, Flamel has completed preclinical studies with its proprietary extended release Medusa hGH XL product which utilizes Flamel's Medusa technology applied to recombinant human growth hormone (rhGH).

1.5.	Litigation

On March 8, 2013, with respect to the putative class action filed against the Company and certain of its current and former officers, the Court granted the Company’s motion to dismiss and the action was dismissed with prejudice and costs.

1.6.	Major risks and uncertainty

The products of all of our pharmaceutical and biotechnology partners as well as our own products will require regulatory approval by governmental agencies and regulatory authorities prior to commercialization. In particular, these products are subject to manufacturing according to stringent cGMP quality principles, and rigorous, pre-clinical and clinical testing and other pre-market approval requirements by the FDA, the European Commission and regulatory authorities in other countries. In the United States and the European Union, various statutes and regulations also govern, or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological products, and such requirements may vary from country to country. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources and remain uncertain.

Flamel’s business is subject to others substantial risks, including the uncertainty relating to the market acceptance of new products based on its technologies and the development and commercialization of its portfolio of products. The time required for the Company to achieve sustained profitability, and consequently, the amount of future losses, is highly uncertain. Operating losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred.

The risks facing the Company are described more fully under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 that has been filed with the U.S. Securities and Exchange Commission (SEC) and is publicly available.

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2.	Financial Results for 2013

The following results have been prepared in accordance with French accounting standards, which have been applied consistently with prior year.

As expected, earnings for 2013, together with the level of cash at the end of 2012 plus external debt financing, enabled the Company to finance its activity and its development for the year ended December 31, 2013. Despite continued global economic uncertainties and upheaval in the pharmaceutical industry, the Company has pursued a change in its strategy to adapt to this environment.

2.1.	Income Statement

Revenues for fiscal year 2013 amount to 22.1 million €, compared with 17.2 million € in 2012. The 2013 revenues include 6 million € in product sales, 0.7 million € of License revenue, 10.2 million € of Research revenue and 5.2 million € in Royalties.

Payroll, including social charges, representing 51.8% of total operating expenses, decreased by 10% in 2013 to 15.8 million €, compared with 17.4 million € in 2012. Reducing the staff since the last few years contributed significantly to reduction of social charges in 2013.

As in previous years, in 2013 the majority of costs were incurred on research and development.

Operating expenses amounted to 30.5 million € in 2013 and decreased by 6.3 million € (17.4%) largely as a result of the impact of non-recurring costs incurred on the acquisition of Eclat in 2012, including severance indemnities related to the departure of the previous CEO, a decrease in employees and a reduction in general expenses, including rental, travel and supplies. Financial net income, standing at 164.171 € in 2013, is generated from interest earned from investing available cash, funding to affiliates, offset by realized and unrealised foreign exchange losses.

Net loss before taxes and extraordinary income in 2013 amounted to (5.5) million €, compared with a loss of (18.7) million € in 2012.

After accounting for an extraordinary result of 1.2 million € and of a research tax credit amounting to 4.3 million €, the net loss for the financial year was (117,739) € compared to a net loss of (12,315,766) € in the previous financial year.

2.2.	Balance sheet

2.2.1	Assets

Total assets as of December 2013 amounted to 44.7 million €, including 13.2 million € in Property, Plant and Equipment and 30.8 million € in current assets.

Accounts receivable as of December 31, 2013 stood at 10.7 million €.

Treasury placements totaled 0.3 million € at the end of 2013, including funds invested on the money market (0.26) million € and fixed term deposits (0.03) million €, to be compared with 4.9 million € at the end of 2012.

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2.2.2	Liabilities

Shareholders equity, including current year results, amounts to 21.8 million €.

Remaining liabilities amount to 23 million €, including 2.1 million € in accounts payable, 3.3 million € in conditional advances from the “French government” for R&D projects, 4.2 million € in social and tax liabilities and 9.6 million € regarding advances received in 2013 from OSEO, a French government agency, secured against Research and Development tax credits from 2010-2011.

2.3.	Capital Investments

Capital investments during the financial year amounted to 0.7 million €, mainly for on-going requirements in R&D equipment and facilities maintenance.

2.4.	Financing

The Company made two significant external financing transactions during the 2013 fiscal year.

In February 2013, the Company completed a debt financing to support the development, regulatory approval and, if approved, commercial launch, of products under development. The Company received funding of $15 million as principal amount which bears an interest rate of 12.5% under a Facility and Royalty agreement signed through its wholly owned subsidiary Flamel US Holdings, Inc, with Deerfield Capital Management, a current Flamel shareholder.

In December 2013, Flamel established a USD $15.0 million secured line of credit with Broadfin Capital, a current Flamel shareholder. The $15.0 million credit facility can be drawn in three tranches of $5.0 million each. The Company drew $5.0 million initially, which bears an interest rate of 12.5% and can draw up to two additional $5.0 million tranches prior to August 15, 2014, subject to satisfaction of funding conditions. This flexible line of credit from Broadfin Capital, drawn only as needed, may be used by Flamel to advance its extensive R&D portfolio in both the U.S. and France and support the launch of Bloxiverz across the US, especially as Flamel awaits potential FDA action on the status of unapproved versions of neostigmine that are still on the market.

2.5.	Non-deductible charges

During the financial year 2013 the company recorded 27,399€ in excess depreciation that is not tax-deductible.

In the 2013 financial year the company also incurred 158,237 € in Directors attendance fees that are not tax deductible.

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2.6.	Payment Terms

The payment terms applied by the Company were for the most part in compliance with the law. Payment terms of accounts payable in each of the last two financial years were as follows:

Accounts Payable in each of the last two financial years (in K€)

	31/12/2013	31/12/2012
Total Accounts Payable in k€ :	680	644

Non past due Accounts
Payment Date
< 30 days:	78	83
Between 31 & 60 days:	359	297
Between 61 days & 90 days:	53	151
> 91 days:	-	-

Past Due Accounts
Date past due
< 30 days:	90	44
Between 31 & 60 days:	12	20
Between 61 days & 90 days:	1	-
> 91 days:	87	50

2.7.      Dividends paid for the last three financial years and the corresponding Tax Credit

We inform you, pursuant to Article 243 bis of the General Taxation Code, that no dividends were distributed during the last three financial years.

2.8.	Table of earnings for the last five financial years

Pursuant to Article R 225-102 al 2 of the French Commercial Code, you will find attached the table summarizing the company’s earnings in each of the last five financial years.

(Cf. APPENDIX 1 TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS)

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3.	Goals and Prospects for the Company for 2014

Because the drug delivery industry is highly competitive, participants must find ways to lessen the pressure and increase profitability. The “new” Flamel, resulting from the combination of its existing proprietary drug delivery platforms with the established commercial capability of Éclat, is evolving into a Specialty Pharma company focusing on re-formulations and requiring shorter product development cycles by using a more rapid NDA mechanism, the 505(b)(2) type). The pharmaceutical and biotechnology sectors, with an impending “patent cliff“, are forcing Big Pharma/Biotech to reorganize and creating niche opportunities for Specialty Pharma companies like the “new” Flamel.

The Company continues to pursue a strategy whereby three distinctive sources of revenue covering the short term, the mid-term and the long term will be pursued as opposed to one source of revenue from collaborative agreements, as was the case few years ago. This new strategy allows us to maintain a diversified revenue stream and provide less reliance on our partners for the success in bringing our technology to commercialized products. Maintaining a diversified product, project and customer portfolio is critical to our ongoing success. Our goal is to retain a steady number of externally funded programs in our pipeline while we pursue the development of our own products in order to allow the Company to develop additional, innovative drugs that employ Flamel's proprietary platform of technologies and to commercialize niche branded and generic pharmaceutical products in the U.S. Greater research and development spending on these new product efforts is designed to build Flamel's near-term and mid-term pipeline and potential revenues.

In 2014, we expect our research and development costs to increase as we maintain our research efforts on our in-house product portfolio (preclinical and clinical studies) and we pursue the development of the Éclat product portfolio. We currently have one approved product on the market and the approval request of the second New Drug Application (NDA) application from the Éclat portfolio will be resubmitted before the end of 2014. We anticipate filing additional NDAs from the Éclat business in subsequent years.

These revenues should allow the Company to pursue the development of our own products, based on our proprietary drug delivery platforms.

The Company intends to maintain its investments in R&D in line with the internal and external projects portfolio, while being vigilant to ensure that investments in non-core activities are limited. In 2013, our investment in property and equipment was comparable with 2012, since investments were limited to our day to day needs. We continue to maintain an aggressive approach to cost controls and are committed to challenging our costs on non-core activities. As projects advance to later stage development we expect to see an increase in R&D expenditure, including regulatory costs and the payment of FDA filing fees, which are expected to be $2 million for each of the Éclat products we expect to file for approval

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4.	Research and Development activities

Flamel owns and develops outstanding drug delivery platforms that are able to tackle key challenges in the formulation, in various dosage forms (e.g. capsules, tablets, sachets or oral liquid suspensions; or injectable for subcutaneous administration) of a broad range of drugs (novel, already-marketed, or off-patent):

•	Micropump® allows generating and marketing modified and/or controlled release of solid, oral dosage formulations of drugs (Micropump-carvedilol and Micropump-aspirin formulations have been approved in the U.S. and in E.U., respectively).

•	Micropump’s derivative LiquiTime® allows developing modified/controlled release of liquid formulations for patients having issues swallowing tablets or capsules such as children and the elderly.

•	Micropump’s derivative Trigger Lock™ allows developing tamper-resistant modified/controlled release formulations of narcotic/opioid analgesics and other drugs susceptible to abuse.

We believe in the competitive advantage represented by the versatility of Micropump which permits us to develop differentiated product profiles (modified/controlled release formulations) under various dosage forms e.g. capsules, tablets, sachets or oral liquid suspensions (LiquiTime). With Trigger Lock potentially addressing the issue of narcotic/opioid analgesics tampering, we have broad and versatile presentations to serve most markets from pediatric to geriatric.

•	Medusa™ allows developing extended/modified release of injectable dosage formulations of drugs (e.g. peptides, polypeptides, proteins, vaccines, and small molecules).

We believe also that our Medusa-based formulations give us a competitive advantage in developing differentiated product profiles. Indeed, Medusa-based formulations permit drugs’ full activity to be preserved and, extended release, as well as other advantages, such as, improved solubility, stability, and resistance to aggregation. Overall, Medusa improves the patient experience though a change in the route of administration (e.g. switching from intravenous to subcutaneous injection) and compliance (e.g. from once-a-day to once-a-week) while potentially improving efficacy and/or safety.

The Company is developing internally specific applications of its proprietary, versatile drug delivery platforms. In addition, Flamel will continue to partner its proprietary formulations capabilities and will seek to commercialize and/or partner internally developed novel products after clinical proof of concept is achieved.

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Patents

Patents and other proprietary rights are essential to our business. Our proprietary product pipeline and our strategic alliances are dependent on our drug delivery platforms and related products (formulation, process, etc.) being patent protected. As a matter of policy, we seek patent protection of our inventions and trademarks and also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to maintain and develop our competitive position.

In addition to seeking patent protection in the United States and France, to further protect the inventions that we consider important to the development of our business, we will generally file international patent applications pursuant to the Patent Cooperation Treaty (PCT)in Europe, Japan, Canada, and key foreign markets on a selective basis; therefore, in addition to the above-named countries, we also have patents granted or patent applications pending in a number of other countries, including Mexico, Brazil, China, India and South Korea.

In selected cases, an invention developed jointly by Flamel Technologies and a partner may be assigned to the partner. The information provided herein does not include such patent applications.

During 2013, we were granted fifty-seven (57) new patents. In addition, in 2013, we filed two (2) patent applications, one (1) provisional application in the U.S. and one (1) PCT international application. Altogether, as of December 31, 2013, we owned approximately the following patent and patent applications:

	US	EUROPE		RoW[1]	TOTAL
Granted patents	23	252	[2]	120	395
Pending patent applications	26	28		121	175
Patents granted in 2013	3	28		26	57
Patent applications filed in 2013	1	0		1	2

[1] RoW: Rest of the Word;

[2] 252 national patents corresponding to 25 granted European Patents

The Company’s patents protecting its drug delivery platforms have the following dates of expiration:

Drug Delivery	Date of expiration of granted patents
Platforms	U.S.	Europe
Micropump®	November 2025	July 2023
LiquiTime®	September 2025	April 2023
Trigger Lock™	April 2027	May 2026 (pending)
Medusa™	December 2029	May 2028 (pending)

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5.	Share Capital

5.1.	Evolution in 2013

Usually, Flamel completes each year at least one capital increase as a result of the definitive grant of free shares to employees and/or exercise of stock options and/or warrants during the year just ended.

As of December 31, 2013, the Company’s capital stood at 3,123,707 €, consisting of 25,612,550 shares, as a result of

•	The definitive grant of 147,150 shares to 92 beneficiaries as a result of, on one hand, the definitive grant of 137,150 shares subsequent to the grant made by the Board on December 7, 2011 and on the other hand, the 4-year acquisition period of 10,000 shares granted in December 11, 2009 to a non-French tax resident employee. Through such issuance of 147,150 new shares, the capital has been increased by 17,946.41€.

•	The exercise of 50,000 stock warrants during the fiscal year 2013. Through the subsequent issuance of 50,000 new shares, the capital has been increased by 6,098.00€, with a total share premium of 218,902.00€.

5.2.	Employee shareholding

As of December 31, 2013, employees directly held 552,730 shares in the Company, representing 2.2 % of the capital.

The Board of Directors decided,

•	On February 1, 2013, to grant

o	300,000 stock options to employees of Group as well as to its corporate officer on the basis of your authorization granted to the Board on June 22, 2012.

•	On December 12, 2013, to grant

o	192,500 free shares to employees of Group on the basis of your authorizations granted to the Board on June 24, 2011, June 22, 2012 and June 20, 2013.

o	410,000 stock options to employees of Group on the basis of your authorization granted to the Board on June 22, 2012.

You will find details concerning these allocations in the special reports issued in that connection and put at the shareholders' disposal at the company's head office, in accordance with applicable law.

We propose to you to authorize the Board to implement a new plan for allocation of free shares. You will find details concerning the plan in presentation of the resolutions.

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5.3.	Capital distribution

5.3.1	Share capital fully paid-off

In March 2014, Flamel completed an important capital increase by creating 12.4 million new ordinary shares, in the form of ADSs.

As of March 31, 2014, with respect to the recent funds rising and exercise of warrants by directors the Company’s capital stood at 4,667,110 €, consisting of 38,267,550 shares.

A total of 37,057,217 shares, i.e. 97% of share capital is listed on Nasdaq in the form of American Depositary Shares (ADSs), through the Bank of New York Mellon, our depositary agent.

The remaining amount (1,210,333 shares i.e. 3% of share capital) is owned by 250 physical persons, registered (“nominative pur”) in France.

5.3.2	Securities conferring access to the share capital

As of March 31, 2014, a total of 7,448,090 securities conferring access to the share capital (corresponding to 19.5% of the share capital) has been granted to different categories of beneficiaries by the Board but remain, as of today, not exercised (or definitely acquired in the case of free shares) and so are not recorded in share capital.

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5.3.3	Authorized but unissued share capital

The shareholders authorized the Board to issue a total of 5,007,500 shares (representing 13.1% of the share capital) for different purposes, described in the chart below. As of March 31, 2014, such authorizations have not been used by the Board.

Pursuant to article L.225-100 of the French Commercial Code (Code de commerce), the APPENDIX 2 REPORT CONCERNING DELEGATIONS MADE TO THE BOARD summarizes the authorizations to increase the capital in force on December 31, 2013 given to the Board of Directors by shareholders and details of their utilization at the same date.

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6.	Group Structure

6.1.	Affiliates

The Company has three direct wholly owned subsidiaries: Flamel US Holdings, Inc., a Delaware corporation, created for the acquisition of Éclat Pharmaceuticals in March 2012, Flamel Technologies, Inc., a Virginia corporation and Flamel Irish Holdings Limited.

Éclat Pharmaceuticals, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Flamel US Holdings, Inc.

Talec Pharma, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Éclat Pharmaceuticals, LLC.

Flamel Ireland Limited is a wholly owned subsidiary of Flamel Irish Holdings Limited.

The Company meets the requirements as a small company for exemption of consolidated accounts in accordance with the French commercial code. Accordingly, the company’s did not establish consolidated account for the year ended December 31, 2013.

6.2.     Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control

No acquisition in 2013

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7.	Management and Directorship of the Company

During 2013 the Board of Directors met eight times.

7.1.     Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents

The Company’s Board of Directors currently consists of seven members, six of whom are outside directors and whom we believe bring broad experience to Flamel:

•	Stephen H Willard, Chairman of the Board of Directors of the Company, who is former CEO of Flamel Technologies SA and director of ETRADE Financial Corporation.

•	Michael S. Anderson, CEO of Flamel Technologies SA since March 2012 and CEO of Éclat Pharmaceuticals LLC since its creation in November 2010, former CEO of its generic business, former President and CEO of ETHEX Corporation and Ther-Rx Corporation, subsidiaries of KV Pharmaceuticals .

•	Catherine Bréchignac, Permanent Secretary for the French National Academy of Sciences, former Chairperson of the French National Centre for Scientific Research (CNRS), member of the American Academy of Arts and Sciences and French Ambassador for Sciences and Technology;

•	Guillaume Cerutti, Chairman and Chief Executive Officer of Sotheby’s France, former CEO of the French Directorate General for Competition, Consumer Affairs and Repression of Fraud, (Ministry of Finance and Economy), Chairman of the Board of the ‘Institut de Financement du Cinéma et des Industries Culturelles’;

•	Francis JT Fildes, former Senior Vice President: Head of Global Development for AstraZeneca, PLC, former Director of ProStrakan Pharmaceuticals PLC and Director of Fildes Partners Ltd, and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry;

•	The Honorable Craig Stapleton, former United States Ambassador to France and Director of Carlisle Bank and Lead Director of Abercrombie and Fitch;

•	Elie Vannier, former Group Managing Director of WALLY, former Chief Operating Officer of GrandVision SA and a current Director of Ingénico, Famar, New Cities Foundation, GPPH and Pharmacie Principale.

7.2.     Related-party agreements governed by articles L.225-38 and next of the French Commercial Code

These agreements include agreements – other than those falling within the scope of routine operations – that are entered into between the Company and (i) any companies with which it has a member of management in common, or (ii) a shareholder owning more than 10% of the Company’s voting rights.

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These agreements required the prior approval of the Board of Directors. In addition the Statutory Auditors are required to draw up a special report on these types of related-party agreement.

7.2.1	Transactions renewed during financial year ended December 31, 2013

With Flamel Technologies Inc (US Subsidiary at 100%)

•	Administrative, legal and commercial services provided during the year and invoiced to Flamel Technologies SA: EUR 16,757.24

•	Non-interest bearing current account: EUR 18,130.38

Agreement with Mrs Catherine Brechignac, Director of Flamel Technologies SA

According to Board’s approval on July 25, 2013, the Consulting Agreement concerning Ms Brechignac in the Scientific Committee, which include an annual payment of EUR 15 000 (Fifteen Thousands Euros) has been renewed.

7.2.2	Transactions concluded during financial year ended on December 31, 2013

Four new agreements subject to this procedure were entered into in 2013.

Agreement concerning guarantees provided by Flamel Technologies SA within the context of the Deerfield financing

On February 26, 2013, as security against the loan from Deerfield management (see section 2.4 of this report), the Board of Directors unanimously approved a pledge, governed by the laws of France, on certain assets of the Company as a guarantee to the obligations and liabilities resulting from commitments made by Flamel US Holding Inc. and Eclat Pharmaceuticals, LLC for the benefit of Deerfield Private Design Fund II, L.P, Deerfield Private Design International II, L.P and Horizon Sante FLML. Such guarantees are to be secured by a first priority security interest on professional material and equipment owned by Flamel Technologies S.A., located in its secondary site at 11 avenue Gustave Eiffel, 33600 Pessac, France.

The Board of Directors allowed the execution of this guarantee for a total maximum amount of 15MUSD and 1.75% of future annual net sales of Eclat Pharmaceuticals’ products (estimated at 15.1 MUSD).

This authorization had been granted to Company’s CEO up until June 30, 2013.

In absence of the pledge having been executed prior to June 30, 2013, the authorization has been renewed by the Board of Director on October 29, 2013 up until January 31, 2014.

As of December 31, 2013, such guarantees have not been signed.

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Agreements concerning inter-company debt

On October 29, 2013, the Board of Directors unanimously approved:

•	An agreement for the transfer and set-off of claims between Flamel US Holdings Inc (Delegatee), Eclat Pharmaceutical LLC (Debtor) and Flamel Technologies SA (Delegator) whereby the Delegator shall assign to the Delegatee the claim it has against the Debtor under the Debtor Debt, and that the amount of such assigned claim (11MUSD) shall be set-off against the amount of the receivable (11MUSD) owed to the Delegatee by the Delegator under the Delegator Debt. This assignment is intended to constitute a delegation of payment within the meaning of article 1275 and seq. of the French civil code.

•	Current account agreement between Flamel Technologies SA and Eclat Pharmaceuticals LLC whereby Flamel Technologies grants to Eclat Pharmaceuticals advance of funds up to a maximum of 15MUSD with an annual interest rate of 23%. Any interest accumulated over this period will be credited to the current account and will be due within 30 days of external funding. Late payment will be subject to late payment penalties, from the due date to the actual date of payment, with effective interest rate of 10%. Agreement expires on December 31, 2014 and has effective date of the present agreement shall be March 13, 2012.

Authorization to execute a Security agreement with Broadfin Healthcare Master Fund

On December 12, 2013, as security against the loan from Broadfin Healthcare Master Fund (see section 2.4 of this report), the Board of Directors unanimously approved a pledge, governed by the laws of France, on certain assets of the Company as a guarantee to the obligations and liabilities resulting from commitments made by Flamel US Holding Inc. and Eclat Pharmaceuticals, LLC for the benefit of Broadfin Healthcare Master Fund.

Such guarantees are to be secured by a first priority security interest in intellectual property associated with Medusa technology and a junior lien on professional material and equipment owned by the Pledgor, located in its secondary site at 11 avenue Gustave Eiffel, 33600 Pessac, France.

The Board of Directors allowed the execution of this guarantee for a total maximum amount of 15MUSD and 2% of future annual net sales of Eclat Pharmaceuticals’ products (estimated at 15.1 MUSD).

This authorization had been granted to Company’s CEO up until February 28, 2014.

7.3.	Renewal and appointment of new Directors

The duration of the term as a company director of Ms. Catherine Bréchignac and Messrs Michael S. Anderson, Guillaume Cerutti, Francis J.T. Fildes, Craig Stapleton, Elie Vannier, and Stephen H. Willard expires at the end of the Ordinary shareholders meeting to which you are invited.

Mrs Catherine Brechignac, Mr Elie Vannier and Mr Stephen H. Willard have not opted for re-election and we would like to thank each of them for their investment as Directors of the Company over the past few years.

Accordingly, we propose to you to renew the terms for a further year, for Messrs Michael S. Anderson, Guillaume Cerutti, Francis J.T. Fildes and Craig Stapleton.

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The directors’ office will be renewed for a duration of one (1) year, namely until the Ordinary shareholders meeting to be held to approve the financial statements for the financial year ending on December 31, 2014. (Third to sixth resolution)

We are also delighted to propose that you appoint two new directors, Mr. Christophe Navarre who is notably President and Chief Executive Officer of Moët Hennessy and Mr. Ben C. Van Assche, who has considerable experiences as director of various international pharmaceutical companies. You will find Biographies of proposed new board Members on p 21 and 22 of this document.

On May 7, 2014, your Board of Directors, following the advice on the Nominating and Compensation Committee, confirmed that Mr. Christophe Navarre and Mr. Ben C. Van Assche were independent within the meaning of the standards of the New-York Stock Exchange and the NASDAQ Global Market.

We propose that you appoint Mr. Christophe Navarre and Mr. Ben C. Van Assche as a Director for (1) year until the next Ordinary Shareholders Meeting to be held to approve the financial statements for the financial year ending on December 31, 2014 (Seventh and eighth resolutions).

7.4.	Directors’ attendance fees

In the 2013 financial year, the global amount paid by the Company to the Directors as annual attendance fees is € 210,000 (compared with €225,000 authorized by the shareholders in their general meeting held on June 20, 2013).

In view of the Directors’ participation and the level of their responsibilities, we propose to you that the amount of Three Hundred Twenty Five Thousand Euros (€325,000) be assigned to the Board of Directors as annual attendance fees, for which the distribution and breakdown thereof will be decided by the Board of Directors. (Tenth resolution)

We also propose to you to authorize the Board to implement a new plan for allocation of stock warrants to Directors. You will find details concerning the plan in the report issued in that connection.

7.5.	Renewal of statutory auditor

We would like to remind you that the mandate of permanent statutory auditor, Price Waterhouse Coopers in their quality of statutory auditors expires at the end of the Ordinary Shareholders meeting to which you are called. The Company has been working with the current auditor for 6 years and believe it is appropriate from a governance perspective to consider the potential modification of our auditors.

As a consequence, the management and audit committee obtained proposals from different auditor firms.

After a review of those different proposals, we propose to renew the current auditors, lead and deputy, for a period of six fiscal years ending at the end of the Ordinary Shareholders meeting which will be called to approve the financial statements for the year ending December 31, 2019, PricewaterhouseCoopers Audit as lead auditor and Mr Nicolas Brunetaud, as deputy auditor (Ninth resolution).

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8.       Important events occurring between the end of the financial year and the date of the present report

With respect to the Shareholders’ delegations granted to the Board of directors by the Extraordinary General Meeting held on February 11, 2014, Flamel issued 12.4 million new ordinary shares, on the form of American Depositary Shares (ADSs) and completed an underwritten public offering which generated $113.6 million in net proceeds, net of commissions paid.

Subsequently, on March 24, 2014, we repaid debt amounting to $32 million as follows:

-	The acquisition loan, for a nominal amount of $12 million;

-	The loan from Deerfield under the Facilities Agreement, for a nominal amount of $15 million; and,

-	The loan from Broadfin, for a nominal amount of $5 million.

We may use the remaining proceeds along with revenues generated from our Éclat pipeline products to pursue the development of our internal product portfolio, including possible clinical trials.

On April 7, 2014, Flamel announced that its proprietary Micropump® platform applied to sodium oxybate has achieved, in a First-in-Man (FIM) clinical study in healthy volunteers, the objective of one single dose before bedtime for patients suffering from narcolepsy, eliminating the need for a second dose. Given these results, the Company plans to begin a new clinical study before the end of 2014 in a larger number of patients.

On April 29, 2014, Flamel announced that it has received a complete response letter (CRL) from the U.S. Food and Drug Administration (FDA) for its second New Drug Application (NDA) application from the Éclat portfolio. A CRL is issued by the FDA when the review of the file is completed and questions remain that preclude the approval of the NDA in its current form. In the CRL, the FDA noted that during a recent inspection of the manufacturing facility of the active pharmaceutical ingredient's (API) supplier, deficiencies were found. Satisfactory resolution of these facility deficiencies is required before this application may be approved. There were no other deficiencies in the CRL. Final agreement on the draft product labeling is also pending.

We inform you of the departure of Mr Rafael Jorda from his position as Chief Operating Officer as of March 31, 2014.

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APPENDIX 1
TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS

FINANCIAL RESULTS OF LAST FIVE YEARS

						In euros
		12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013

a)	Share Capital	2,968,824	3,005,783	3,044,396	3,099,662	3,123,707

b)	Number of Ordinary Shares	24,342,600	24,645,650	24,962,250	25,415,400	25,612,550

c)	Number of Preference Shares

d)	Maximum number of shares to be issued by :
	- Bond Issue
	- Exercise of Stock Options and Warrants and issue of Free Shares	4,341,840	4,370,990	4,481,640	7,723,140	7,384,990

	SHARE CAPITAL

a)	Revenues	36,521,247.22	25,324,364.68	22,503,580.78	17,183,940.00	22,145,947.00

b)	Income before taxes, depreciation and provisions	1,218,053.54	(9,477,166.03)	(7,856,268.36)	(14,124,502.34)	(3,804,496.47)

c)	Income Tax (Tax Credit)	(4,742,258.00)	(5,720,673.00)	(4,931,445.00)	(5,067,856.00)	(4,303,328.00)

d)	Employee's Profit-Sharing

e)	Income after taxes, profit sharing, depreciation and provisions	1,270,699.14	(7,158,443.00)	(6,647,651.00)	(12,315,766.04)	(117,738.65)

f)	Profit Distribution

	ANNUAL OPERATIONS AND EARNINGS

a)	Income after tax and profit sharing and before depreciation and provisions	0.24	(0.15)	(0.12)	(0.36)	0.02

b)	Income after tax, profit-sharing, depreciation and provisions	0.05	(0.29)	(0.27)	(0.48)	0,00

c)	Dividend per share

	EARNINGS PER SHARE

a)	Average number of employees	299	301	278	243	242

b)	Payroll Costs	12,155,475.20	12,888,143.45	11,817,905.34	12,037,122.88	10,796,957.78

c)	Social tax costs	5,634,990.17	5,991,371.53	5,398,852.98	5,400,517.43	4,983,511.01

	PERSONNEL COSTS

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APPENDIX 2
REPORT CONCERNING DELEGATIONS MADE TO THE BOARD

Date of the shareholder's meeting	Securities concerned / type of emission	Duration of the autorisation	Authorisation expiry date	Maximum nominal amount	Utilisation of authorisation
Jun 22, 2012	Authorization to allocate 1,000,000 stock options	38 months	Aug 22, 2015	€121,960.00	Feb 1, 2013: allocation of 300,000 stock options; exercise price is 3.00€ (being 4.07$ at the rate of 1.355),i.e. the market price of the share, in the form of ADS, on the NASDAQ on the day prior to the Board of Directors meeting. Superseded and replaced by the authorization of June 20, 2013 relating to stock options.
Jun 22, 2012	Authorization to allocate 200,000 free shares	38 months	Aug 22, 2015	€24,392.00	Superseded and replaced by the authorization of June 20, 2013 relating to free shares.
Jun 20, 2013	Delegation to issue 300,000 stock warrants	18 months	Dec 20, 2014	€36,588.00	Jun 20, 2013: issuance of 270,000 warrants to directors + 20,000 warrants to scientific committee members; subscription price is 0,43 € i.e. 10% of the average market price of the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the 20 days preceding the Board decision.
Jun 20, 2013	Authorization to allocate 200,000 free shares	38 months	Aug 20, 2016	€24,392.00	Dec 12, 2013: initial allocation of 192 500 free shares
Jun 20, 2013	Authorization to allocate 600,000 stock options	38 months	Aug 20, 2016	€73,176.00	Dec 12, 2013: allocation of 410,000 stock options; exercise price is 5.35€ (being 7.36$ at the rate of 1.377),i.e. the market price of the share, in the form of ADS, on the NASDAQ on the day prior to the Board of Directors meeting.
Jun 20, 2013	Delegation to issue 200,000 new shares, with no preferential subscription right for shareholders	18 months	Dec 20, 2014	€24,392.00	none
Feb 11, 2014	Delegation to issue 3,000,000 new shares, maintaining the shareholders’ preferential subscription right	26 months	Apr 11, 2016	€365,880.00	none
Feb 11, 2014	Delegation to issue 15,000,000 new shares, with no preferential subscription right for shareholders	18 months	Aug 11, 2015	€1,829,400.00	Mar 6, 2014: 10,800,000 (primary offering) + 1,600,000 (greenshoe)
Feb 11, 2014	Delegation to issue 2,000,000 new shares, with no preferential subscription right for shareholders	18 months	Aug 11, 2015	€243,920.00	none

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Biographies of proposed new board Members

Biography of Mr. Christophe Navarre

Fifty five years old, Christophe Navarre was born in Belgium and earned a degree in Business Administration from Liege University before joining the Continental Bank in 1980. He later moved to Exxon where he first held Marketing and Sales responsibilities with the Esso Group.

In 1989, he joined Interbrew where he successfully headed a number of subsidiaries while developing a strategy based on the promotion of premium brands and the launch of very innovative products. Starting as Managing Director of Brasseries Bellevue, he later became Chief Financial Officer of Interbrew Belgium, then President of Interbrew Italy before being appointed as the head of the French subsidiary in 1995.

Christophe Navarre joined the LVMH Group in 1997 as President and CEO of JAS Hennessy & Co where he was deeply involved in restructuring the company while securing its leading position in the cognac industry.

In May 2001, he was appointed CEO of Moët-Hennessy, the Wine and Spirits division of LVMH, the world’s leading luxury good company. He manages the prestigious champagne brands Moët & Chandon, Dom Pérignon, Mercier, Veuve Clicquot, Ruinart and Krug as well as Hennessy, Glenmorangie and Ardbeg Scotch whiskies, 10Cane rum, Belvedere vodka and several wines of the New World.

Among his various achievements, Christophe Navarre completed the European Marketing course at INSEAD in Fontainebleau. The father of four children, he finds solace in family life, golf and motor sports, while cultivating an entrepreneurial spirit with real passion.

Christophe Navarre was named « Officier de la Légion d'Honneur », « Commandeur de l’Ordre du Mérite Agricole », « Commandeur de l’Ordre de Léopold II » and « Officier de l’Ordre de la Couronne ».

Among his other official positions, Christophe Navarre serves as a Board Member of the Comité Colbert, Member of the HEINEKEN Supervisory Board and Chairman of the FEVS (Fédération des Exportateurs de Vins et Spiritueux).

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Biography of Mr. Ben Van Assche

Ben C. Van Assche (°1946) spent the bulk of his career in the health care industry. He was in charge of UCB Pharma during the worldwide launch of the anti-allergic Zyrtec and the research and development of the anti-epileptic Keppra. Under his leadership UCB Pharma developed from a European base to a company with a global scope by building up a strong presence in the USA and in Asia. Prior to UCB Pharma he was with Alcon Laboratories, where he was responsible for the manufacturing and supply chain of eye drops and ointments, lense care solutions and ophthalmic microsurgery sets for Europe, Middle-East and Africa and for sales and distribution in Germany, Belgium and the Netherlands. He started in health care with Baxter, first in Deerfield, Ill. and later in Europe, focusing on IV solutions, blood collection bags, dialysis solutions and administration sets. More recently he was Executive Chairman of Armonea, a privately held company that manages the largest chain of nursing homes and service residences for the elderly in Belgium. He was also Chairman of the Board of Bone Therapeutis, a spin-off from the medical school of ULB (Université libre de Bruxelles), specialized in cell therapy for bone diseases.

Civil Engineer from KUL (University of Louvain, Belgium), Ben Van Assche holds a postgraduate degree in Business Administration from Vlerick Louvain-Ghent Management School (Belgium). After practical experience in the copper mining industry in the Democratic Republic of Congo, he complements his education at Sloan School-MIT (USA), where he graduated as M. Sc. in Management Sciences. It is at this point that he joins the health care industry. Later on he was president of UCB Chemicals and of Cytec Surface Specialties, leading manufacturers of coating resins, ink resins and adhesives. He has also been CEO of Xeikon (high end digital color printing systems).

Ben Van Assche has been chairman of Essenscia, the Belgian Federation of Chemical Industries and Life Sciences and has served on the Boards of FEB (Federation of Enterprises in Belgium), Pharma.be (Association of Pharmaceutical companies in Belgium) and of the Associate Business Members of CEFIC (European Chemical Industry Council). He is at present a member of the international jury that assists the government of the Walloon Region in its policy towards clusters of competitiveness, in particular the BioWin health cluster.

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Presentation Of The Resolutions - Report By The Board Of Directors To The Combined Shareholders’ Meeting To Be Held On June 24, 2014

Nineteen resolutions have been submitted for your approval. The first eleven resolutions will be submitted to the Ordinary General Meeting, while Resolutions 12 to 19 will be submitted to the Extraordinary General Meeting.

Resolutions Within The Competence Of The
Ordinary General Shareholders’ Meeting

Approval of the annual financial statements for the fiscal year ended December 31, 2013 (Resolutions 1 and 2)

The General Meeting is requested to approve the Company’s annual financial statements for the fiscal year ended December 31, 2013, as well as the operations reflected in those statements (First resolution)

In addition, since financial statements show a net loss for the financial year of EUR (117,739.00), we propose to you to allocate this entire loss of EUR (117,739) to the retained earnings account, which, following that allocation, will amount to EUR (122,194,551.00) (Second resolution).

Renewal of a part of directorships and appointment of two new directors (Resolutions 3 to 8)

The General Meeting is requested, under Resolutions 3 to 6, to renew the directorships of Messrs Michael S. Anderson, Guillaume Cerutti, Francis J.T. Fildes and Craig Stapleton, which expire at the close of this meeting, for a one-year term.

In addition, the General Meeting is requested, under Resolutions 7 and 8 to appoint Mr. Christophe Navarre and Mr. Ben C. Van Assche, as directors, for a one-year term

Renewal of the mandates of the lead and deputy statutory auditors (Resolution 9)

As the mandate of Price Waterhouse Coopers expires at the close of the General Meeting of June 24, 2014, the General Meeting is requested to renew its mandate as lead and deputy statutory auditors, respectively, for six-year terms.

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Determination of the annual amount of Directors’ attendance fees (jetons de presence) (Resolution 10)

The General Meeting is requested to allocate to the Board of Directors, under condition of adoption of resolution 3 to 8, a maximum aggregate amount EUR 325,000 as annual attendance fees for the fiscal year ending December 31, 2014.

Approval of related-party agreements (Resolution 11)

Please note that the auditor has drawn up a special report, submitted to you, indicating that certain conventions mentioned in Articles L.225-38 et seq. of the Code of Commerce were concluded or renewed during the last financial year.

The General Meeting is requested to approve the statutory auditors’ Special Report on the related-party agreements and commitments set out in Articles L. 225-38 et seq. of the French Commercial Code.

Resolutions Within The Competence Of The
Extraordinary General Shareholders’ Meeting

Employee and directorship shareholding

Over the past, as a matter of partnership governance, and in order to take into account the interests of all stakeholders, we regularly proposed to you to authorize the Board of directors to issue securities to employees and corporate officers (free shares and/or stock options) as well as to directors (stock warrants). As reported in the table summarizing the current authorizations given to the Board of directors, you may note that we partially used the authorizations you gave to the Board of directors (i) to issue free shares to the benefit of Company’s employees and corporate officers, (ii) to issue stock options to the benefit of Company’s employees and corporate officers and (iii) to issue stock warrants to the benefit of Company’s directors. The Company believes the profit-sharing in the form of shares is the most effective way of aligning the interests of the shareholders and employees and to attract and to retain key staff. Hence, and in the light of the important contribution of the Board of Directors to Company management, we propose that the authorizations given in 2013 relating to free shares, stock options and stock warrants be renewed in their entirety.

The Board of directors shall have full powers to implement them, to set terms and conditions pursuant to legal and regulatory provisions and those set by your General Meetings, to record the resulting increases in share capital and amend the Company’s bylaws accordingly. It shall, together with the Statutory Auditors, prepare a supplemental report at the time the Board will use any of these authorizations. These reports shall be made available to you pursuant to legal provisions. The issue of securities giving access to the share capital shall require the elimination of shareholders’ preferential subscription rights or the automatic waiver by shareholders of their preferential right to subscribe for the shares to which the issued securities give access.

As provided by law, any new authorization giving by the shareholders to the Board of directors to increase the share capital will supersede and replace the previous authorization on the same purpose. Such authorizations are tracked in the report issued pursuant to article L.225-100 of the French Commercial Code (Code de commerce).

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In order to allow you to take a position on the proposal for allocation of new securities of the Company which is submitted to you, and according to the conditions set forth in article R225-113 of the French Commercial Code, the Important events occurring between the end of the financial year and the date of the present report are listed page 24 of this document.

A proposal for free allocation of 250,000 shares to the benefit of the members of the salaried staff and/or of certain authorized agents (Article L.225-197-1 of the French Commercial Code) (Resolution 12)

The purpose of the twelfth resolution is to authorize the Board of directors to award a maximum of two hundred fifty thousand (250,000) free shares of the Company to employees and to corporate officers (“mandataires sociaux”) of the Company and its subsidiaries, pursuant to the conditions set forth in Articles L.225-197-1, II and L.225-197-2, 1° of the French Commercial Code. The objectives in this matter are to make employees full partners of the Company and to retain key staff. The corresponding plan is also aimed at bolstering existing procedures and processes in relation to employee compensation.

This is a collective plan to the benefit of all employees of the Company and of all its subsidiaries. The beneficiaries of the said allocations could be:

•	the employees of the Company or the companies and the economic interest groupings which are linked to it pursuant to the conditions stipulated in Article L.225-197-2, 1° of the French Commercial Code;

•	the company officers (“mandataires sociaux”) referred to in Article L.225-197-1, II of the French Commercial Code.

The shares awarded would be those issued as part of a share capital increase through the creation of new shares by the capitalization of reserves, profits, or premiums, or existing shares. The shares awarded to the employees would only vest at the end of a vesting period of no less than two years and would then be subject to a holding period of no less than two years, except for beneficiaries who are not French tax residents for whom the vesting period may be extended to up to four years and the holding period reduced accordingly.

Hence we propose that you authorize the Board of Directors and entrust it with full powers to implement this authorization within the limits fixed in the detailed resolution and thus notably set the terms and conditions and determine the identity of the beneficiaries of the free allocations from among the persons complying with the conditions set above, as well as the number of shares due to each of them and, where applicable, the criteria for awarding shares to employees, as well as the length of the vesting period and the holding period for the shares.

The number of free shares that can be allocated by the Board under the present delegation may not exceed 10% of the share capital existing on the day of the first grant.

Free shares cannot be granted to an employee or corporate officer who holds more than 10% of the Company’s share capital.

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This authorization would be given for a period of thirty-eight months from the date of this meeting. Nevertheless, we anticipate using an important part of this authorization within the next year, as compensation and incentive to employees and officers, and so asking for a renewal of this authorization each year.

We remind you that, in the event that the Board should make use of this authorization, it shall inform the ordinary general meeting each year of the operations performed by virtue of the provisions stipulated in articles L.225-197-1 to L.225-197-3 of the French commercial code pursuant to the conditions stipulated by article L.225-197-4 of said code.

A proposal for installation of a new stock options plan bearing on 1.7 million shares (Resolution 13)

To enable the Company to attract and/or keep talented senior managers and employees, and insofar as the number of stock options that your Board was authorized to allocate in connection with the authorization granted in June 2013 is almost fully utilized, the General Meeting is requested, under the thirteenth resolution, to authorize the Board of directors to grant a maximum of 1.7 million options of the Company to employees of the Company and its subsidiaries and to corporate officers (“mandataires sociaux”) of the Company, pursuant to the conditions set forth in L.225-177 et seq. of the French Commercial Code.

This authorization would be given for a period of thirty-eight months from the date of this meeting. Given the remaining amount of the previous authorization (190,000 options), and as we anticipate granting 500.000 options by year as regularly and exceptional employees’ compensation (less than 3% of the social capital by year), we request you authorize the Board to issue 1,700,000 subscription or purchase stock options to be allowed in the next three years. We do not plan to call for additional authorization for several years.

Each option could create a right to subscription to one Company ordinary share.

This is a collective plan to the benefit of all employees of the Company and of all its subsidiaries. The beneficiaries of the said allocations could be:

•	the employees of the Company or the companies and the economic interest groupings which are linked to it pursuant to the conditions stipulated in Article L.225-180 of the French Commercial Code;

•	the Company’s officers (“mandataires sociaux”) referred to in Article L.225-185 paragraph 4 of the French Commercial Code.

In application of Article L.225-177, paragraph 4 of the French Commercial Code the most objective valuation method and most appropriate in the Company’s case given its trading on the NASDAQ (which is according to French law, not considered as a regulated market), is the market value of the ADS on the NASDAQ. The fact is that the price of the share, if calculated as a function of its mathematical value and/or of the net worth, the profitability and the prospects of the Company’s activity, even if weighted, could result, in the light of the history of the share price, in the form of ADS, on the NASDAQ, in a valuation substantially below the actual economic value of the share, the trading price of which on the NASDAQ remains the most objective valuation method.

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We propose that the exercise price of each option will be valued by the Board of Directors based on the Company’s share price. This exercise price shall be equal to the trading price of a share, on the NASDAQ Global Market, at the close of that market on the trading days preceding the date of the Board of Directors’ decision relating to the issue of stock warrants, subject to such price is no less than 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the date of such Board of Directors’ decision; in that case, the price of the share shall be equal to 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the date of such Board of Directors’ decision. The said minimum price is the one applicable to companies whose securities are listed for trading on a regulated market in France.

The options should be exercised within a maximum period of 10 years starting from the date of their allocation by the Board of Directors.

Hence we propose that you authorize the Board of Directors and entrust it with full powers to implement the present authorization within the limits fixed within the detailed resolution and thus notably set the terms and conditions of grant and exercise of the options and determine the identity of the beneficiaries from among the persons complying with the conditions set above, as well as the number of options due to each of them and, where applicable, the criteria for awarding options to employees, as well as the length of the vesting period of the options and the holding period for the shares.

We remind you that, in the event that the Board of directors should make use of this authorization, it shall inform the ordinary general meeting each year of the operations performed by virtue of the provisions stipulated in articles L.225-177 to L.225-186 of the French commercial code pursuant to the conditions stipulated by article L.225-184 of said code.

Proposal to issue a total of 300,000 Autonomous Stock warrants reserved for the category of persons consisting of the Company’s directors who are neither legal representatives nor employees of the Company, but including the Chairman of the Board of Directors. (Resolutions 14 and 15)

During the present meeting, we proposed that you renew the mandates of Messrs. Guillaume Cerutti, Francis J.T. Fildes and Craig Stapleton and to appoint Messrs Christophe Navarre and Ben C. Van Assche (Directors who are not employees).

The fourteenth resolution seeks to authorize the Board of Directors to issue of a maximum of three hundred thousand (300,000) stock warrants, which may be converted into ordinary shares already existing or to be issued, in the form of ADS.

With respect to the said three hundred thousand (300,000) stock warrants, the General Meeting is requested to withdraw the shareholders’ preferential application right appearing in Article L.225-132 of the French Commercial Code, and reserve applications, for the reasons mentioned below, for a category of persons as follows:

•	the Company’s directors who are neither legal representatives nor Company employees, but including the Chairman of the Board of Directors.

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In addition, the present authorization would entail, for the benefit of warrants’ beneficiaries, express waiver, by the shareholders, of the preferential right to subscribe for the shares that will be issued subsequently to the exercise of stock warrants.

We propose that you decide that the subscription price of a stock warrant shall be one tenth (10%) of the average market price of the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the twenty days preceding the decision of the Board to issue such stock warrants.

We propose that you decide that each stock warrant shall be exercised by its holder within four (4) years from the issuance date, subject to the conditions set forth in your resolution and by the Board’s decision to issue the warrants.

We propose that you decide that a stock warrant shall give its holder, subject to the terms and conditions defined below and by the decision of the Board of Directors relative to the issuance of the stock warrants, the right to subscribe to one (1) Company ordinary share, in the form of ADS, at an exercise price to be determined by the Board of Directors based on the Company’s share price. This exercise price shall be equal to the trading price of a share, on the NASDAQ Global Market, at the close of that market on the trading days preceding the date of the Board of Directors’ decision relating to the issue of stock warrants, subject to such price is no less than 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the date of such Board of Directors’ decision; in that case, the price of the share shall be equal to 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the date of such Board of Directors’ decision.

The General Meeting is requested to decide that the Board of Directors shall hold full powers to implement the present authorization within the limits fixed by the detailed resolution and thus notably set the terms and conditions of the issuance and determine the beneficiaries of the stock warrants among the category described herein.

This authorization would be given for a period of eighteen months starting from the date of this General Shareholders’ Meeting.

We remind you that when the Board of Directors uses this authorization, it will provide a special report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a special report will be also issued by the Statutory Auditors.

Proposal to authorize the Board to increase the share capital through issuance of shares reserved for the employees (Resolutions 16 and 17)

Pursuant to the provisions of Article L.225-126-6 of the French Commercial Code and of Article L.3332-18 of the Labour Code, we remind you that the shareholders must make a decision on a draft resolution aimed at carrying out a capital increase under the conditions laid down in Article L.3332-18 of the Labour Code (reserved, directly or through the intermediary of a company investment fund, for the members of a company savings plan, even in the absence of such a plan within the Company), on the occasion of each capital increase by cash conveyance that is proposed to them.

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As a result of the proposals regarding a capital increase listed above, we therefore invite you to make a decision on the proposed capital increase reserved for the Company’s employees.

Such a resolution implies the suppression of the preferential application right granted to the shareholders pursuant to the applicable legal and regulatory provisions (Seventeenth Resolution).

In order to comply with this legal requirement, we are submitting for your approval a draft resolution authorizing the Board of Directors and delegating to it, for a period of twenty-six (26) months, the powers required to increase the share capital, in a nominal amount equal at most to 1% of the share capital on the date of the present meeting, to set the issue price under the conditions laid down in the provisions of Article L.3332-20 of the Labour Code, subject to supervision by the Auditor, and to determine the number of shares allocated to each beneficiary pursuant to the provisions of Article L.225-138 of the French Commercial Code.

We draw your attention to the fact that the Company does not have a company savings plan.

Furthermore, the Board of Directors considers that the present authorization is unnecessary in view of the Company’s situation and other existing compensation tools. Hence we invite you to vote against these resolutions.

Amendment of the by-laws (Resolution 18)

The purpose of the eighteenth resolution is to amend some provisions of our by-laws relating to Corporate governance.

Raise of the age limit applicable to Board’s members and to management and related amendment of the by-laws

We do find that age per se should not qualify or disqualify a person from serving on the Company’ Board or management. So, to anticipate any change in the Board of directors, and notably in its chair, we propose to amend the bylaws to raise the threshold.

As a result, the Board of Directors proposes that Articles 13, 15, 17 of the company's bylaws be amended accordingly

Amendment of Article 13 “Board of Directors”

This proposed amendment deals with

•	the obligation to own at least one share of the Company per director, and

•	the reference to adoption of internal rules of procedure by the Board of Directors.

Firstly, we propose to delete the obligation to hold at least one share per director as provided in Article 13 of the by-laws. Such obligation does not be anymore compulsory since August 4, 2008 and is not of interest for the Company and its shareholders. Thus, we propose to delete the third paragraph of Article 13 of the by-laws.

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Then, the Board of Directors is allowed to adopt internal Rules of Procedure. The Board of Directors has adopted such Rules. So, in order to ensure the continued existence of this measure of good governance, and for clarity, we propose that article 13 of the by-laws expressly provides the adoption of such rules by the Board of Directors.

Amendment of Article 14 “Deliberations of the Board of Directors”

This proposed amendment deals with

•	the conditions of decision in case of an equality of votes.

The current wording of the by-laws provides that in case of equality, the Chairman has no tie-breaking vote.

The absence of deciding vote may imply a deadlock in case of a tie. So, we think important to set a tie-breaking rule. We propose that such tie-breaking rule would be defined in the rules of procedure of the Board of Directors and to amend accordingly the by-laws.

Amendment of Article 16 “Chairman of the Board of Directors”

This proposed amendment deals with

•	the capacity of the Board to appoint one or more Vice-Chairmen.

This amendment aims to streamline the conduct of Board’s meetings in the absence of the Chairman of the Board of Directors. The role of the Vice-Chairman so appointed would be limited to the chair of Board’s meeting in the absence of the Chairman.

Powers for formalities (Resolution 19)

The nineteenth resolution is a usual one granting the required powers for carrying out the notice and other formalities to be required in the light of the nature of the present combined Shareholders meeting of an ordinary and extraordinary nature.

***************

In the light of the draft resolutions within the competence of the Ordinary Shareholders' Meeting (first to eleven resolutions), we recommend the shareholders to vote in favour of these resolutions.

Furthermore, and in the light of the draft resolutions within the competence of the Extraordinary Shareholders meeting (twelfth to twentieth resolution), we recommend the shareholders to vote in favour of the twelfth, thirteenth, fourteenth, fifteenth, eighteenth and nineteenth resolutions, and to vote against the sixteenth and seventeenth resolutions.

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Proposed Resolutions Presented At The Combined Shareholders’ Meeting To Be Held On June 24, 2014

Resolutions Within The Competence Of The
Ordinary General Shareholders’ Meeting

FIRST RESOLUTION

Approval of Statutory Accounts for year ended December 31, 2013

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having taken cognizance of the financial statements for the fiscal year ended on December 31, 2013, and having heard a reading of the Board of Directors’ management report and of the general report of the Statutory Auditor pertaining to said fiscal year,

Approves, in their entirety, the above referenced financial statements as they have been presented to it, as well as the transactions recorded in such financial statements and reports, which show a loss in the amount of EUR 117,739.00.

Accordingly, the General Shareholders' Meeting grants the Directors full discharge from their duties relative to such fiscal year.

Furthermore and in accordance with Section “223 quater” of the General Tax Code, the General Shareholders' Meeting specifically approves the global amount of expenses as set forth at Section 39-4 of the General Tax Code which comes to a total of EUR 27,399.00 corresponding to excess redemption.

SECOND RESOLUTION

Allocation of results

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors’ management report,

Decides to allocate the loss for the financial year ended on December 31, 2013, amounting to EUR 117,739.00, to the carry forward account, which will then amount to EUR 122,194,551.00.

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It is recalled, pursuant to article “243 bis” of the French General Tax Code, that no dividend was distributed for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011.

THIRD RESOLUTION

Renewal of Mr Anderson as Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Acknowledging that the term of the Director’s office of Mr. Michael S. Anderson expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2014.

Michael S. Anderson has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

FOURTH RESOLUTION

Renewal of Mr Cerutti as Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Acknowledging that the term of the Director’s office of Mr. Guillaume Cerutti expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2014.

Guillaume Cerutti has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

FIFTH RESOLUTION

Renewal of Mr Fildes as Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

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Acknowledging that the term of the Director’s office of Mr. Francis J.T. Fildes expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2014.

Francis J.T. Fildes has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

SIXTH RESOLUTION

Renewal of Ambassador Stapleton as Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Acknowledging that the term of the Director’s office of Mr. Ambassador Craig Stapleton expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2014.

Ambassador Craig Stapleton has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

SEVENTH RESOLUTION

Appointment of Mr Navarre as new Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Decides to appoint Mr Christophe Navarre as Director of the Company for one (1) year that will expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2014.

Mr Navarre has declared his readiness to accept this mandate and that he does not exercise, in France, mandates in other companies which can prevent him to accept such functions.

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EIGHTHTH RESOLUTION

Appointment of Mr Van Assche as new Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Decides to appoint Mr Ben C. Van Assche as Director of the Company for one (1) year that will expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2014.

Mr Van Assche has declared his readiness to accept this mandate and that he does not exercise, in France, mandates in other companies which can prevent him to accept such functions.

NINETH RESOLUTION

Renewal of the permanent and deputy statutory auditors

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

after having heard a reading of the Board of Directors' management report, acknowledging that the term of office of the permanent statutory auditor, Price Waterhouse Coopers and deputy auditor, Mr Nicolas Brunetaud expires at the end of this meeting,

Decides to renew the office of Price Waterhouse Coopers audit as permanent auditor and Mr Nicolas Brunetaud as deputy auditor for six years, expiring at the end of the Ordinary Shareholders’ Meeting to be held to approve the financial statements for the financial year ending on December 31, 2019.

The auditors have declared that they comply with all the conditions required by applicable laws and regulations in order to hold such office and have already indicated to the company their willingness to accept their appointment.

TENTH RESOLUTION

Annual amount of Directors’ attendance fees (“jetons de presence")

The General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Decides to allocate to the Board of Directors, under condition of adoption of resolution three to eight, a maximum aggregate amount Three Hundred Twenty Five Thousand Euros (EUR 325,000) as annual attendance fees for the fiscal year ending December 31, 2014.

The General Shareholders’ Meeting acknowledges that the Board will determine the allocation and payment date of said attendance fees.

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ELEVENTH RESOLUTION

Approval of agreements referred to in article L.225-38 et seq. of the French Commercial Code

The General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of statutory auditor’s special report regarding the agreements referred to in article L.225-38 et seq. Of the French Commercial Code,

Approves and ratifies, as applicable, the agreements entered into or previously authorized and which remained into force during the fiscal year ended December 31, 2013, together with the transactions mentioned therein.

Resolutions Within The Competence Of The
Extraordinary General Shareholders’ Meeting

TWELFTH RESOLUTION

Authorization to allocate a maximum number of 250,000 free shares for the benefit of the employees of the Group as well as to corporate officers of the Company, which implies waiving of preferential subscription rights of shareholders in favor of the beneficiaries of the said shares

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of the French Commercial Code, in particular Article L.225-197-1 et seq. thereof:

1.	Authorizes the Board of Directors to undertake, on one or more occasions, in the proportions and at the times it considers appropriate, the free allocation of the Company’s shares, existing or to be issued, for the benefit of the employees, or certain categories of them, of the Company or of the companies or organizations affiliated with it under the conditions set forth in Article L.225-197-2, 1° of the French Commercial Code and the corporate officers of the Company or organizations affiliated with it and that satisfy the conditions set forth in Article L.225-197-1, II of the French Commercial Code (the “Group”), under the conditions set forth below;

2.	Resolves that the total number of free shares that may be allocated under this authorization must not exceed Two Hundred Fifty Thousand shares (250,000), excluding adjustment of this number in order to take account of the operations necessary for preserving the rights of the beneficiaries. In any event, the number of free shares that can be allotted by the Board by virtue of the present resolution cannot exceed ten percent (10%) of the registered capital existing on the day of the first allocation;

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3.	Resolves that the allocation of shares of the Company to their Beneficiaries will be final after a vesting period of a minimum of two years. The mandatory holding retention period of Company shares by beneficiaries will be set at a minimum of two years as of the date of the definitive allocation of shares, and for allocated shares for which the acquisition period is set at four years, the mandatory minimum retention period of shares may be eliminated.

4.	Resolves that, in the event of the incapacity of a beneficiary corresponding to the classification under Category 2 or 3 as set forth in Article L.341-4 of the French Social Security Code, the final allocation of shares shall occur immediately, and, in addition, that in the event of the death of the beneficiary, his/her heirs may request the final allocation of shares within six months of the said death.

5.	Acknowledges that, in the event of an allocation of new free shares, this authorization will imply, as and when the allocation of the said shares is finalized, a share capital increase by incorporating reserves, profits or share premiums for the beneficiaries of the said shares and the corresponding waiving of preferential subscription rights of the said shares by shareholders in favor of the beneficiaries of the said shares as well as rights to reserves, profits or premiums incorporated, in accordance with article L.225-197 paragraph 4 of the French Commercial code.

6.	Authorizes the Board of Directors and grants it all powers for the purpose of issuing a maximum of 250,000 shares with a nominal value of EUR 0.12196, and accordingly, increasing the share capital in a maximum nominal amount of EUR 30,490.00; being specified that may be added to this global amount, as the case may be, the nominal amount of the of the ordinary shares of the Company which may be issued to preserve, pursuant to applicable legislation and regulations and, where applicable, to contractual provisions allowing other adjustment cases, the rights of the beneficiaries of free shares.

7.	Specifies, as necessary, that the free shares allocated by the Board of Directors that would normally void because, inter alia, the departure of the beneficiaries, may be re-allocated by the Board of directors within the terms and conditions of this resolution. In particular, this new allocation may be undertaken only insofar as this authorization has not expired and in compliance with the global cap lay down by this resolution.

8.	Grants the Board of Directors all powers within the limitations set forth above to implement this authorization, with the power to delegate or subdelegate as permitted by law, to implement this authorization, and specifically to:

(i)	Determine the identity of the beneficiaries, who can be employees of the Company or of the companies or organizations affiliated, or certain categories thereof of them as well as the number of shares allocated to each beneficiary;

(ii)	Determine the general terms and conditions of free shares’ allocation, specifically the minimum acquisition period and the minimum holding period and, where appropriate, the criteria for allocation of the shares (including condition of continued employment and performance criteria, if any).

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(iii)	take all necessary measures of information, and notably establish, and if necessary amend, the rules governing the free shares’ allocation plan and ensure its delivery to each of the beneficiaries of free shares;

(iv)	If necessary, provide for the option to postpone the dates of the final allocation of shares and, for the same period, the mandatory term for holding the said shares (such that the minimum holding period remains unchanged).

(v)	Determine if the free shares are shares to be issued or existing shares.

(vi)	Allocate shares to the persons mentioned in paragraph 4 of Article L.225- 197-1, II and, with regard to the shares thus allocated, either (i) decide that the free shares granted shall not be sold by the interested beneficiaries before they resign from their duties, or (ii) set the quantity of free shares granted that they must hold as registered shares during their offices.

(vii)	If necessary, adjust the number of free shares allocated needed to preserve the rights of beneficiaries, based on potential operations on the Company’s share capital under the circumstances provided for in Article L. 225-181 of the French Commercial Code. It is specified that the shares allocated after such adjustments will be deemed to have been allocated on the same day as shares allocated initially.

(viii)	Determine the dates and terms of the allocations, and generally undertake all necessary provisions and enter into any agreements to bring the allocations considered to their proper conclusion, carry out the required acts and formalities for purposes of finalizing and duly reporting capital increases that may be made pursuant to the authorization granted in this resolution; make the corresponding modifications to the bylaws and undertake all formalities requested to register the shares of the NASDAQ.

The Board of Directors may also implement any other new legal provisions that may arise during the period of validity of this authorization, the application of which does not require an express decision of the General Meeting.

9.	Decides that this authorization supersedes, as of today, all previous authorizations having the same purpose, and therefore any unused portion of the previous authorization granted to the Board of Directors by the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 20, 2013 in its Resolution 13.

This authorization is granted for a period of thirty-eight (38) months from the date of this meeting.

THIRTEENTH RESOLUTION

Authorization to allocate a maximum number of 1,700,000 stock options for the benefit of the employees of the Group as well as to corporate officers of the Company, which implies waiving of preferential subscription rights of shareholders on shares issued upon exercise of such options

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

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After having heard a reading of the Board of Directors' report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of the French Commercial Code, in particular Articles L.225-177 et seq. thereof:

1.	Authorizes the Board of Directors to issue, on one or more occasions, in the proportions and at the times it considers appropriate, subscription or purchase stock options giving the right to subscribe for new shares of the Company to be issued in the form of a capital increase or to purchase existing shares of the Company resulting from a buyback of shares carried out by the Company in accordance with conditions defined by law, for the benefit of the employees of the Company or of the companies or organizations affiliated with it under the conditions set forth in Article L.225-180, 1° of the French Commercial Code and the corporate officers of the Company or organizations affiliated with it and that satisfy the conditions set forth in in Article L.225-185 paragraph 4 of the French Commercial Code, under the conditions set forth below.

2.	Resolves that the total number of options that may be allocated under this authorization must not exceed one million seven hundred thousand (1,700,000) options, excluding adjustment of this number in order to take account of the operations necessary for preserving the rights of the beneficiaries. In any event, the total number of options which may be awarded each year to all beneficiaries shall not give the right to purchase and/or subscribe for a number of shares greater than 3% of the number of shares making up the current share capital on the day of the allocation.

3.	Decides that each option shall entitle to the subscription of one (1) ordinary share of the Company with a nominal value of EUR 0.12196 and that the subscription price of each share under option will be valued by the Board of Directors based on the Company’s share price. This subscription price shall be equal to the closing trading price of a share, on the NASDAQ Global Market, on the trading days preceding the date of the Board of Directors’ decision relating to the issue of stock options, subject to such price is no less than 80% of the average trading prices of the share on the NASDAQ Global Market, in the form of ADS, during the last twenty trading days preceding the date of such Board of Directors’ decision. In that case, the price of the share shall be equal to 80% of the average trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the date of such Board of Directors’ decision. The price of the shares, as determined by the Board of Directors, may not subsequently be modified during the option period, except otherwise provided by law or by statutes.

4.	Decides that the options shall be exercised within a maximum ten-year term as from the date they were granted by the Board of Directors, the Board of Directors will have full authority to set a shorter period.

5.	Specifies, as necessary, that the subscription or purchase stock options allocated by the Board of Directors that would normally void because, inter alia, the departure of the beneficiaries, may be re-allocated by the Board of directors within the terms and conditions of this resolution. In particular, this new allocation may be undertaken only insofar as this authorization has not expired and in compliance with the global cap lay down by this resolution. The subscription or acquisition price of the shares will be valued by the Board of Directors when allocating the new options, with respects to the terms and conditions of the present resolution.

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6.	Decides to authorize the Board of Directors and to grant it all powers in order to:

(i)	set the terms and conditions of grant of the options, freely determine the beneficiaries of such options, subject to the provisions of applicable laws and regulations, and, within such framework, if it considers it appropriate, set the obligation for each beneficiary to be an employee of the Company and/or of the companies referred to in Article L.225-180-I of the French Commercial Code, and/or to be an officer of the Company within the meaning of Article L.225-185 paragraph 4 of the French Commercial Code, at the time of the exercise of the options;

(ii)	set, if it considers it appropriate, a period of untransferability of the subscribed shares, in accordance with the conditions provided by applicable laws and regulations,

(iii)	set the subscription price of the shares to which the options thus granted give right, in accordance with the terms and conditions determined by the present resolution,

(iv)	set the exercise period(s) of the options thus granted, subject to the prohibitions and/or limitations provided by applicable laws and regulations and the by-laws in this regard, at the times that it will deem to be appropriate.

7.	Authorizes the Board of Directors and grants it all powers for the purpose of issuing a maximum of 1,700,000 shares with a nominal value of EUR 0.12196, and accordingly, increasing the share capital in a maximum nominal amount of EUR 207,332.00, being specified that may be added to this global amount, as the case may be, the nominal amount of the of the ordinary shares of the Company which may be issued to preserve, pursuant to applicable legislation and regulations and, where applicable, to contractual provisions allowing other adjustment cases, the rights of the beneficiaries of stock options.

8.	Acknowledges that, in accordance with Article L.225-178 paragraph 1 of the French Commercial Code, the authorization thus granted to the Board of Directors entails, for the benefit of options’ beneficiaries, express waiver, by the shareholders, of the preferential right to subscribe for the shares that will be issued subsequently to the exercise of options; the increase in the share capital resulting from the exercise of the options to subscribe for shares will be definitively completed by a mere declaration that the option is exercised accompanied by the subscription form and full payment, which may be made in cash or by offset of debts of the Company.

9.	Decides, accordingly to authorize the Board and to grant it all powers in order to:

(i)	Determine if the options are subscription or purchase stock options.

(ii)	Set the general terms and conditions of the options, including conditions under which the options will be granted, such conditions may contain or not unavailability clauses and/or clauses prohibiting immediate resale of some or all of the shares, establish a list of beneficiaries of options, including the number of options granted to each of them, set the allocation date(s) in compliance with the legal provisions.

(iii)	Take all necessary measures of information, and notably establish, and if necessary amend, the rules governing the free shares’ allocation plan and ensure its delivery to each of the beneficiaries of free shares;

(iv)	Set the period of temporary suspension of the exercise of options in the event that financial transactions involving Company shareholders' equity

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(v)	Receive the subscriptions and related payments,

(vi)	Deposit the funds in a bank account in accordance with the law,

(vii)	Acknowledge the number of shares issued as a consequence of the exercises of the options granted, in accordance with the provisions of Article L.225-178 paragraph 3 of the French Commercial Code, to amend the by-laws accordingly and, more generally,

(viii)	Take all necessary measures to protect the interests of the options beneficiaries, based on potential transactions impacting the Company’s share capital, in accordance with the legal provisions.

(ix)	Undertake all necessary provisions and enter into any agreements to bring the allocations considered to their proper conclusion, carry out the required acts and formalities for purposes of finalizing and duly reporting capital increases that may be made pursuant to the authorization granted in this resolution; make the corresponding modifications to the bylaws and undertake all formalities requested to register the shares of the NASDAQ.

(x)	At its sole discretion and if it deems it appropriate, charge the costs of the capital increases against the premium arising thereon, and deduct from this premium the sums necessary to increase the legal reserve to one tenth of the new share capital after each capital increase.

10.	Decides that this authorization supersedes, as of today, all previous authorizations having the same purpose, and therefore any unused portion of the previous authorization granted to the Board of Directors by the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 20, 2013 in its Resolutions 12.

This authorization is granted for a period of thirty-eight (38) months from the date of this meeting.

fourteenth RESOLUTION

Authorization to issue of a maximum number of 300,000 stock warrants reserved for a category of persons defined by the fifteenth resolution, which implies waiving of preferential subscription rights of shareholders on shares issued upon exercise of such warrants

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L.225-138 and L.228-91 et seq. of the French Commercial Code,

1.	Authorize the Board to issue, on one or more occasions, in the proportion and at the time of its choice, a maximum of three hundred thousand (300,000) stock warrants representing three hundred thousand (300,000) new ordinary shares, in the form of American Depositary Shares (ADS).

Flamel Technologies S.A. | Flamel.com	45

2.	Decides to reserve the subscription of the stock warrants issued under this resolution and subsequently to cancel the preferential right of subscription attributed to the shareholders to the shares which could be issued upon exercise of such stock warrants for the benefit of the category of persons defined by the fifteenth resolution below.

3.	Decides that the subscription price of each stock warrants will be valued by the Board of Directors at the time of warrants’ issue based on the Company’s share price. This subscription price shall be equal to, per one stock warrant, one tenth (10%) of the average market price of the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the twenty days preceding the decision of the Board to issue such stock warrants.

4.	Decides that the subscription price of stock warrants have to be fully paid up on the date of their subscription in cash or by off-set against outstanding receivables, as provided by law and as determined by the Board. The subscription amount of these stock warrants, if any, will be registered in a special reserve account labelled "issue premium" which will carry rights for all shareholders;

5.	Decides that each stock warrant will give its holder, subject to the terms and conditions set forth hereafter and in the Board’s decision to issue the stock warrants, the right to subscribe to one (1) ordinary share of the Company for an exercise price which shall be valued by the Board of Directors based on the Company’s share price. This subscription price shall be equal to the closing trading price of a share, on the NASDAQ Global Market, on the trading days preceding the date of the Board of Directors’ meeting, subject to such price is no less than 80% of the average closing trading prices of the share on the NASDAQ Global Market, in the form of ADS, during the last twenty trading days preceding the date of such Board of Directors’ meeting. In that case, the price of the share shall be equal to 80% of the average closing trading prices of the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the date of such Board of Directors’ decision

6.	Resolves that the shares thus subscribed upon exercise of the stock warrants will have to be fully paid up on the date of their exercise in cash or by off-set against outstanding receivables, as provided by law and as determined by the Board ;

7.	Decides that each warrant shall be exercised by its holder in accordance with the conditions set forth herein as well as thus defined by the Board’s decision with respects to the issue of the stock warrants. Each stock warrants will be exercised within four (4) years from the issuance date. Each stock warrants’ holder may exercise his warrants provided is still a Director of the Company on the day of such exercise; being specified that the BSA holders will have the right to retain the possibility to exercise their BSA even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of having left their position as a Director and in paying simultaneously to the Company an additional subscription price of EUR 0.01 per BSA. If an holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned four-year period in compliance with the conditions set forth by the present resolution and the Board of Directors, the stock warrants and the attached right to subscribe will automatically be void and null and accordingly, cannot be re-allocated;

8.	Decides that, upon issuance of the stock warrants, the Company shall be entitled to modify its form or its business purpose, modify the rules regarding the distribution of its profits, redeem its capital, create preferred shares resulting in such a change or redemption, subject to meeting the obligations of Article L.228-99 of the French Commercial Code;

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9.	Decides that, in the case of a capital reduction, whether or not motivated by losses, and conducted through either a decrease of the shares' value of or a decrease of the shares' number, the rights of the holders of the stock warrants will be decreased accordingly as if they had been exercised before the date on which the capital decrease has become final;

10.	Acknowledges that, pursuant to the provisions of Article L.228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of Article L.225-96 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company;

11.	Decides that the new shares remitted to the subscriber on exercise of the stock warrants will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their issuance;

12.	Authorizes the Board of Directors and grants it all powers for the purpose of issuing a maximum of 300,000 ordinary shares with a nominal value of EUR 0.12196, and accordingly, increasing the share capital in a maximum nominal amount of EUR 38,880.00 , without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of Article L.228-99 of the French Commercial Code.

13.	The stock warrants will be issued on a registered form, will not be the object of an application for admission to trading on any market and will be not transferable.

14.	Decides to grant the Board of Directors all necessary powers to implement this decision under the terms and conditions set forth in the present resolution and by law, and in particular:

(i)	Issue and determine the subscription price of the stock warrants,

(ii)	Determine the beneficiaries amongst the category defined by the fifteenth resolution,

(iii)	Determine the exercise price of the shares to be issued upon exercise of the stock warrants in accordance with terms and conditions set by the present resolution, the dates, periods and conditions of exercise and final details of the issuance within the limits laid down by this general meeting of shareholders and to allocate the issue premium, as the case may be,

(iv)	Take all necessary measures of information, and notably establish, and if necessary amend, the rules governing the free shares’ allocation plan and ensure its delivery to each of the beneficiaries of stock warrants;

(v)	Close the subscription period early or extend its date, if required,

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(vi)	Gather the subscriptions to the stock warrants by the stock warrants’ holder(s) and payments in respect of the subscription for the aforementioned stock warrants,

(vii)	Record the number of shares issued due to exercise of the stock warrants, to carry out the formalities resulting from the corresponding capital increases, to make the related modifications of the by-laws and to undertake all formalities requested to register the shares of the NASDAQ,

(viii)	Take any steps to ensure protection of the holder(s) of stock warrants in case of a financial operation concerning the Company, this pursuant to the legal and regulatory provisions in effect, and generally,

(ix)	Take all steps and to carry out all formalities that are useful in connection with the present issuance,

(x)	Decide a temporary suspension of the exercise of warrants during a maximum period of 3 months, in accordance with applicable law,

(xi)	At its sole discretion and if it deems it appropriate, charge the costs of the capital increases against the premium arising thereon, and deduct from this premium the sums necessary to increase the legal reserve to one tenth of the new share capital after each capital increase,

(xii)	Issue a supplementary report indicating the final terms and conditions of the operation.

15.	Decides that this authorization supersedes, as of today, all previous authorizations having the same purpose, and therefore any unused portion of the previous authorization granted to the Board of Directors by the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 20, 2013 in its Resolutions 14 and 15.

This delegation is granted for a term of eighteen (18) months from the date of this meeting.

fifteenth RESOLUTION

Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fourteenth resolution to the benefit of a category of persons consisting of the Company’s directors who are neither authorized agents nor employees of the Company, but including the Chairman of the Board of Directors

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L.225-138 and L.228-91 et seq. of the French Commercial Code,

1.	Decides to cancel the preferential right of subscription attributed to the shareholders to the shares which could be issued upon exercise of the 300,000 stock warrants issued under the fourteenth resolution of the General Shareholders Meeting and to reserve the subscription of such stock warrants, to the following category of beneficiaries:

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•	Directors of the Company who are not officers and/or employees of the Company, but including the Chairman of the Board of Directors.

2.	Grants the Board of Directors all necessary powers to determine the beneficiaries amongst the category defined by this resolution and the exact number of stock warrants to be issued, up to a limit of a nominal amount of EUR 38,880.00.

sixteenth RESOLUTION

Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of Articles L.225-129-6 and L.225-138-1 of the French Commercial Code and Article L.3332-18 et seq. of the French Labor Code,

1.	Authorizes the Board of Directors to carry out, on one or more occasions, on its own resolution, an increase of the share capital, through the issuance of shares reserved, directly or through an Employee Profit Sharing FCP (“Plan Epargne entreprise”), to members of a company sponsored saving plan, as provided for in Article L.3332-1 et seq. Of the Labor Code, for employees of the Company or its affiliates, as defined under Article L.225.180 of the French Commercial Code, who shall meet additional criteria to be defined by the Board, if any (the “Group Employees”);

2.	Decides that this authorization is granted for a term of twenty-six (26) months starting from the date of this General Shareholders’ Meeting;

3.	Decides to set at 1% of the share capital, as of the date of this meeting, the issuance of shares that could result from the use of this authorization;

4.	Decides that the subscription price per share for the shares to be issued in accordance with this authorization shall be determined by the Board of Directors in accordance with Article L.3332-20 of the French Labor Code;

5.	Decides to grant the Board of Directors with all powers necessary to implement this resolution in accordance with applicable laws and regulations, and subject to the limitations and conditions specified above;

6.	Acknowledges that, in the event the Board uses this authorization, it shall so inform the next ordinary general meeting of the shareholders of the operations in accordance with applicable laws and regulations.

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seventeenth RESOLUTION

Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the sixteenth resolution to the benefit of a category of persons consisting of employees of the Company

The General Shareholders' Meeting, after having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, decides to cancel, to the benefit of those Group Employees (as defined above), the preferential subscription rights of the shareholders to the shares to be issued under the sixteenth resolution.

eighteenth RESOLUTION

Amendment of the company’s bylaws

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After review of the report of the Board of Directors,

1.	Resolves to amend Article 13 of the Company's by-laws as follows:

Current version:

[…]Each member of the Board of Directors must own at least one share during the whole term of his/her office.

The term of office of the members of the Board of Directors is one year. It expires at the end of the shareholders' meeting called on to rule on the financial statements for the last financial year.

The number of Directors being over the age of 70 years may not, at any time, exceed one third of the total number of Directors in office.

Proposed new wording:

[…] ~~Each member of the Board of Directors must own at least one share during the whole term of his/her office~~.

The term of office of the members of the Board of Directors is one year. It expires at the end of the shareholders' meeting called on to rule on the financial statements for the last financial year.

The number of Directors being over the age of 75 years may not, at any time, exceed one third of the total number of Directors in office.

The Board of Directors shall determine its own rules of procedure.

The other provisions of Article 13 remain unchanged.

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2.	Resolves to delete the following sentence “The Chairman has no tie-breaking vote” and subsequently to amend Article 14 of the Company's by-laws as follows:

Current version:

[…] Decisions are made with the majority of members present or duly represented: each member holds one vote, and each member may only hold one proxy. The Chairman has no tie-breaking vote. […]

Proposed new wording:

[…] Decisions are made with the majority of members present or duly represented: each member holds one vote, and each member may only hold one proxy. In case of an equality of votes, the tie is resolved in accordance with the conditions set forth by the internal rules of procedure of the Board of Directors. Without prejudice to provisions of the above mentioned rules of procedure, the Chairman has no tie-breaking vote. […]

The other provisions of Article 14 remain unchanged.

3.	Resolves to amend Article 16 of the Company's by-laws as follows:

Current version:

The Board of Directors elects from amongst its members a Chairman, who must be an individual. The Board determines the Chairman's term of office, which may not exceed his term of office as a Director.

The Chairman of the Board of Directors represents the Board vis-à-vis shareholders and third parties. He organizes and manages the work of the Board and reports thereon to the meeting of the shareholders. He oversees the good operation of the Company bodies, in accordance with applicable laws and regulations.

The Chairman of the Board may simultaneously hold offices of managing directors, member of a Board of Directors, of sole managing director, or member of a supervisory Board of stock corporations (sociétés anonymes) having their registered office in the French territory, only to the extent permitted by applicable laws and regulations

The Chairman of the Board is re-eligible. The Board of Directors may remove him/her at any time.

Proposed new wording:

The Board of Directors elects from amongst its members a Chairman, who must be an individual. The Board determines the Chairman's term of office, which may not exceed his term of office as a Director.

The Chairman must always be a natural person under the age of 75, as of the date of the appointment. The duties of the Chairman who reaches this age end following the Shareholders' Meeting called to approve the financial statements of the year in which this age is reached.

The Chairman of the Board of Directors represents the Board vis-à-vis shareholders and third parties. He organizes and manages the work of the Board and reports thereon to the meeting of the shareholders. He oversees the good operation of the Company bodies, in accordance with applicable laws and regulations.

The Chairman of the Board may simultaneously hold offices of managing directors, member of a Board of Directors, of sole managing director, or member of a supervisory Board of stock corporations (sociétés anonymes) having their registered office in the French territory, only to the extent permitted by applicable laws and regulations

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The Chairman of the Board is re-eligible. The Board of Directors may remove him/her at any time.

At its sole discretion, the Board may appoint one or more Vice-Chairmen whose functions are solely, in the absence of the Chairman, to chair the meetings of the directors as well as of the shareholders. In the absence of the Chairman and the Vice-Chairmen, the Board designates one of the directors present, who will chair the meeting. The Board may appoint, at each session, a Secretary who may be chosen outside shareholders.

The other provisions of Article 16 remain unchanged.

4.	Resolves to amend Article 17 of the Company's by-laws as follows:

Current version:

The general management of the Company is carried out, under his responsibility, either by the Chairman of the Board of Directors or by any other individual appointed by the Board, whether or not chosen from amongst its members, and having the title of Managing Director (Directeur Général).

The Board of Directors chooses between these two ways of exercising the General Management by a simple majority vote. Absent a vote to that effect, general management is undertaken by the Chairman of the Board of Directors, until a contrary decision is adopted by the Board of Directors.

Proposed new wording:

The general management of the Company is carried out, under his responsibility, either by the Chairman of the Board of Directors or by any other individual appointed by the Board, whether or not chosen from amongst its members, and having the title of Managing Director (Directeur Général).

The Board of Directors chooses between these two ways of exercising the General Management by a simple majority vote. Absent a vote to that effect, general management is undertaken by the Chairman of the Board of Directors, until a contrary decision is adopted by the Board of Directors. Should the Board of Directors appoints a Managing Director, he should meet the same age requirements as specified to the Chairman.

The other provisions of Article 17 remain unchanged.

nineteenth RESOLUTION

Powers for formalities

The General Shareholders’ Meeting grants a power of attorney to the bearer of an original, an extract or a copy hereof, in order to effect all publication, filing and other formalities required by law.

XXXX

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REQUEST FOR ADDITIONAL DOCUMENTS AND INFORMATION

ARTICLE R.225-83 OF THE FRENCH COMMERCIAL CODE(1)	Request to be sent to: Flamel Technologies Legal Department 33 avenue du Dr Georges Lévy – 69693 VENISSIEUX Cedex – France

Combined Ordinary and Extraordinary Shareholders’ Meeting

June 24, 2014

I, the undersigned:

Name (or corporate name) ______________________________________________

Address: _____________________________________________________________

Owner of

__________ registered shares

__________ bearer shares, in the form of ADR, recorded in an account held with

__________________________________________________________(2)

hereby request the Company to send to the above address the documents and information referred to in article R.225-83 of the French Commercial code, for the purpose of the Flamel’s Combined Ordinary and Extraordinary Shareholders’ Meeting to be held on June 24, 2014.

Signed in ________________, on ____________ 2014          Signature:

In accordance with article R.225-88 of the French Commercial code, holders of registered shares may make a one-time request to the Company to send the documents and information referred to in articles R.225-81 and R.225-83 of the said Code prior to all future Shareholders' Meetings.

Please check this box if you wish to lodge this request     ☐

(1)	The documents and information referred to in article R.225-83 of the French Commercial Code include the Statutory Auditors’ reports
(2)	For holders of ADR, please state the name and address of the authorized financial intermediary responsible for managing your shares.

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This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," "may," and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the launch of Bloxiverz will not be as successful as anticipated; our ability to bring other R&D projects of the former Éclat Pharmaceuticals to market may be unsuccessful; FDA may not take action on the status of unapproved versions of neostigmine still on the market; clinical trial results may not be positive or our partners may decide not to move forward; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel's technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2013 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Flamel Technologies S.A.

French public limited-liability company, with a Board of Directors (société anonyme avec Conseil d’administration) with share capital of €4,636,011.00

Registered office: 33 avenue du Dr Georges Lévy – 69693 VENISSIEUX Cedex - France

Telephone: +33 (0)472 783 434

Registered with the Lyon Trade and Companies Registry under number 379 001 530

Website: www.flamel.com

Documents and information referred to in article R. 225-81 du Code de commerce.

This English version has been prepared for the convenience of English language readers.

It is a translation of the original French Document d’Assemblée Générale prepared for the Combined Ordinary and Extraordinary General Meeting.

It is intended for general information only and in case of doubt the French original shall prevail.

Flamel Technologies S.A. | Flamel.com